Randal M. Kirk rkirk@messner-reeves.com	Messner & Reeves, LLC Attorneys at Law 1430 Wynkoop Street, Suite 400 Denver, Colorado 80202 Telephone: (303) 623-1800 Facsimile: (303) 623-0552	Direct Dial: (303) 605-1577

April 25, 2008

VIA EDGAR AND OVERNIGHT COURIER

Ms. Amanda McManus, Esq. Branch Chief Legal Division of Corporation Finance Securities and Exchange Commission Mail Stop 3561 100 F Street, NE Washington, DC 20549

Re:	Smart Move, Inc. Registration Statement on Form S-3 Filed March 31, 2008 File No. 333-150001

Dear Ms. McManus:

Thank you for your comments on the Registration Statement on Form S-3 filed by Smart Move, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we hereby transmit, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) for filing with the Commission.

Set forth below are the Company’s responses to the comments contained in your letter dated April 22, 2008. The Staff’s comments, reproduced in bold text, are followed by responses on behalf of the Company. The responses to the Staff’s comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly. Unless otherwise noted in this letter, the Company believes it has supplied the information provided in response to each comment and is solely responsible for that information.

Ms. Amanda McManus, Esq.
Securities and Exchange Commission

Registration Statement on Form S-3

General

1.	It appears from the disclosure on the cover page and throughout the registration statement that you are registering common stock issuable as payment of principal and interest on the debenture. However, the registration fee table and the Selling Stockholders section on page 16 indicate that the shares being registered are also issuable “upon conversion” of the debentures. If this is true, please revise throughout the registration statement to clarify all purposes for which the shares being registered may be issued. If you make such revisions, also disclose throughout that the amount of shares being registered does not fully cover the number of shares that would be required if all debentures were converted to common stock. Alternatively, revise the fee table and the selling shareholder section to clarify the limited purpose of the shares being registered.

The Company has revised the registration statement as requested by the Staff to disclose throughout the Registration Statement that up to 1,625,744 shares of common stock are being registered for the limited purpose of being issuable by the Company in its discretion in payment of principal and/or interest which otherwise would be payable in cash related to outstanding 11% Secured Convertible Debentures due January 15, 2013 (“the Debentures”) in a total amount of $3,655,000 issued to accredited investors in January, 2008. The disclosures also reflect that the amount of shares being registered does not cover or correspond to the number of shares that would be required if the Company elected to make all payments by means of share issuances in lieu of cash payments and that it does not cover the shares required if all Debentures were converted. The registration fee table has been revised to reflect that it is based on the number of  shares required to discharge principal installments for a period of six months at an assumed market price of $0.75 per share (which is the highest price the company may use for discretionary share issuances ib lieu of cash principal payments) and has been calculated using this price in the same manner as a warrant exercise price pursuant to Rule 457(g).

Cover Page, page 2

2.	Please disclose the offering price of the securities on the cover page per Item 501(b)(3) of Regulation S-K.

The Company has revised the cover page pursuant to the Staff’s request to disclose that the offering is not underwritten and that the shares offered are being registered to permit the selling stockholders to sell the  shares from time to time in the public market. The disclosure also reflects that the selling stockholders may sell the shares through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution.” The Company has disclosed that its common stock is traded on the American Stock Exchange under the symbol “MVE,” that the last reported sale price of its common stock on April 24, 2008 was $0.276 per share and that the registration of these common shares does not necessarily mean that any of the shares will be offered or sold by the selling stockholders.

Ms. Amanda McManus, Esq.
Securities and Exchange Commission

Recent Financing Transactions..., page 6

3.	We note from footnote (2) to the registration fee table that you calculated a good faith estimate of the number of shares to register. Please revise your disclosure here to clarify the formula or method used to determine that you needed to register 1,625,744 shares to cover the principal and interest payments on the debentures. For example, disclose the date that was used to estimate the average daily closing price and why you selected this particular date.

The disclosure has been revised as requested to reflect that the number of shares being registered in relation to the Debentures corresponds to the amount required to discharge principal amortization payments on the Debentures for a period of six months, at an assumed market price of $0.75 per share (which is the highest price the Company may use for principal payments). Monthly interest payment obligations commenced in February 2008, but principal amortization will begin August 1, 2008, with monthly installments becoming due in cash or by issuance of shares in the Company’s discretion equal to 5.56% of the outstanding principal of the Debentures. The shares being registered are not earmarked for any specific monthly payments and the Company may also apply the registered shares to pay interest. The amount of shares that would be required to pay monthly interest will reduce incrementally as each installment of principal paid in cash or by share issuances reduces the principal balance outstanding.

The disclosure reflects that the determination to use a number of shares corresponding to six months of principal amortization at an assumed price of $0.75 per share is simply a benchmark estimate of the amount of shares the Company may elect to issue for principal or interest payment purposes taking into account that it may not issue shares at a higher price than $0.75 per share for this purpose under the terms of the Debentures. Shares issuances at lesser prices are limited by a 4.99% conversion cap which would require that the Company make payments in cash if a payment by issuance of shares would cause this threshold to be exceeded. The holders of the Debentures will be eligible to make sales of underlying shares issued to them as restricted shares subject to Rule 144 after the applicable holding period. It is also possible that the Company may effect a final redemption conversion of some or all of the Debentures before their otherwise applicable maturity date of January 15, 2013, if the fair market value of the Company’s common stock for at least the immediately preceding ten consecutive trading days is not less than 175% of the fixed conversion price.

In the event that the Company determines that it needs additional registered shares to satisfy principal and/or interest payment obligations for which the Company does not have or wish to use available cash, it may be necessary to file a new registration statement to cover the resale of such additional shares.

Ms. Amanda McManus, Esq.
Securities and Exchange Commission

Please direct any comments or questions regarding this correspondence or Pre-effective Amendment No. 1 filing to Randal M. Kirk at (303) 623-1800.

Very truly yours,

MESSNER & REEVES, LLC
/s/ Randal M. Kirk
Randal M. Kirk

Enclosure

cc:	Chris Sapyta, President and Chief Executive Officer Smart Move, Inc.